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SECURITI

18005753

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8 - 69192

MAR 12 2018

Washington DC
408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Grant, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue 7th Floor
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Avenue, Suite # 230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Grant, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO
Title

Notary Public

JOY S. CLARK
COMM. # 2107356
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. April 17, 2019
GSN1

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON GRANT, LLC

CONTENTS

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Hamilton Grant, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Grant, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hamilton Grant, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hamilton Grant, LLC's management. Our responsibility is to express an opinion on Hamilton Grant, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Grant, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Hamilton Grant, LLC's auditor since 2016.

Chatsworth, California
March 8, 2018

HAMILTON GRANT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	418,470
Software, net		1,327
Prepaid assets		46,820
Total Assets	$	466,617
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	37,002
Deferrred revenue		45,000
Total Liabilities		82,002
Member's equity		
Common units, 27,000 issued and outstanding		268,575
Retained Earnings		116,040
Total Member's Equity		384,615
Total Liabilities and Member's Equity	$	466,617

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Hamilton Grant, LLC (the "Company") was formed in the state of Delaware in 2004. Concept Brokerage Holding Corporation (the "Parent") is the sole member of the Company. The Company is a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to engage in the private placement of securities, participate in underwriting activities on a best efforts basis and provide corporate finance and merger and acquisition advisory services.

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Software

Software is stated at cost less accumulated amortization. The Company amortizes software costs over an estimated useful life of three years on a straight line basis. Betterments are capitalized. Repairs and maintenance costs are charged to expense as incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as Software, may be impaired, an evaluation of recoverability is performed. As of December 31, 2017, management has determined that the Company's assets are not impaired.

Income Taxes

The Company is a disregarded entity for income tax purposes and as such the Company is not subject to income taxes in any jurisdiction. The earnings and losses of the Company are included in the tax return of the Parent. Each member of the Parent is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2017, the Company paid $748 in interest and penalties.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of the Parent's returns) for three years from the date of filing. These returns remain subject to examinations from 2014 through the current year.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

Merger and acquisition fees are recognized when earned which is generally when received.

Except for up-front retainer fees, all other fees will be recognized when received/earned. Up front retainers will be recorded as deferred revenue and recognized as revenue pro-rata over the term of the agreement. Up front retainer fees paid to representatives upon receipt of the retainer will be recorded as prepaid expenses and recognized as expense pro-rata over the term of the agreement.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts.

During the year ending December 31, 2017, the Company had two customers that accounted for 78.2% and 21.8% of revenues. Due to the nature of investment banking transactions, the company is not anticipating reoccurring revenue from the same clients year after year.

3. Software

During 2014, the company capitalized costs associated with the development of a website. This asset was placed into service during 2015. Software consists of the following as of December 31, 2017:

Software	$38,896
Less accumulated amortization	(37,569)
Software, net	$1,327

The amortization recorded during the year was $13,401.

4. Related party transactions

The Company pays consulting fees to officers based on a percentage relative to net income. During the year ended December 31, 2017 consulting fees to officers totaled $27,995. Accrued liabilities associated with these fees were $5,175 at December 31, 2017.

5. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2017, the Company's net capital was $336,468 which was $331,001 in excess of its minimum requirement of $5,467.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

6. Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers: Topic 606* , to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date* , which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

7. Subsequent events

The Company evaluated all subsequent event activity through the date the financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to financial statements.